Advanced Cell Technology, Inc.

33 Locke Drive

Marlborough, MA 01752

September 4, 2012

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	Advanced Cell Technology, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011 Filed March 1, 2012 File No. 000-50295

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as set forth in a comment letter dated August 21, 2012 relating to the above-referenced Form 10-K of Advanced Cell Technology, Inc. (the "Company")

Compensation Discussion and Analysis, page 54

1.	We note your disclosure that your CEO, Mr. Rabin, received an annual incentive bonus, which is calculated by reference to the 10-day volume weighted average price of the Company’s common stock, as set forth in Mr. Rabin’s employment agreement. Cross-reference to Mr. Rabin’s employment agreement is not sufficient. Please provide proposed disclosure to be included in an amendment to Form 10-K that includes a full description of the terms of annual incentive bonus award, including the formula by which awards are determined, and how the amounts awarded were calculated.

Response:

Mr. Rabin’s performance bonus in 2011, in the amount of $207,692, was awarded on April 15, 2011, prior to the execution of Mr. Rabin’s amended and restated employment agreement, dated July 1, 2011, which provides an incentive bonus calculated by reference to the 10-day volume weighted average price of the Company’s common stock. The 2011 performance bonus of $207,692 was made under Mr. Rabin’s original employment agreement, dated December 14, 2010 (filed as exhibit 10.147 to the Company’s 10-K filed with the SEC on March 17, 2011). As disclosed in the 2011 10-K, Mr. Rabin also received a retention bonus in the amount of $41,667 on August 5, 2011. This retention bonus was made under Mr. Rabin’s amended and restated employment agreement (see Section 4(a) of the amended and restated employment agreement, filed as exhibit 10.3 to 8-K filed with the SEC on August 17, 2011). Thus, the bonuses awarded to Mr. Rabin in 2011 were not related to the clause in Mr. Rabin’s amended and restated employment agreement relating to the volume weighted average price of the Company’s common stock.

United States Securities and Exchange Commission
September 4, 2012

The Company will amend the 10-K to revise the compensation discussion and analysis section to read as follows:

This section describes the compensation program for our executive officers. In particular, this section focuses on our 2011 compensation program and related decisions.

The Board of Directors has established a Compensation Committee, the majority of which are independent outside directors which approves all compensation and awards to executive management. The members of the Compensation Committee have extensive executive level experience in other companies and bring a perspective of reasonableness to compensation matters with our Company. In addition, the Compensation Committee compares executive compensation practices of similar companies at similar stages of development.

The objectives of our compensation program are as follows:

•	Reward performance that drives substantial increases in shareholder value, as evidenced through both future operating profits and increased market price of our common shares; and

•	Attract, hire and retain well-qualified executives.

The compensation level of our executives generally reflects their unique position and incentive to positively affect our future operating performance and shareholder value. Part of the compensation of our executives is from equity compensation, primarily through stock option grants or restricted stock awards.

Specific salary and bonus levels, as well as the amount and timing of equity incentive grants, are determined informally and judgmentally, on an individual-case basis, taking into consideration each executive's unique talents and experience as they relate to our needs. With respect to equity compensation, the Compensation Committee approves all option grants, generally based on the recommendation of the chairman and chief executive officer. Executive compensation is paid or granted pursuant to each executive's compensation agreement. Compensation adjustments are made occasionally based on changes in an executive's level of responsibility or on changed local and specific executive employment market conditions.   Based on these factors the Compensation Committee approved the execution of employment agreements with the Company’s only two executive officers.

With respect to the 5,000,000 stock options and 5,000,000 shares of the Company’s common stock awarded to Mr. Rabin, the exercise price was the price of the Company’s common stock on the day that Board approved the grant of the options.  With respect to the amount of the stock and options the Board approved the grant because it believed that this was fair in light of the contributions of Mr. Rabin, and the Board believed the shares would provide sufficient incentive for Mr. Rabin to perform services as Interim Chairman and Chief Executive Officer.

Pursuant to Mr. Rabin’s original employment agreement, dated December 14, 2010, the Company granted Mr. Rabin a performance bonus on April 15, 2011 of $207,692. Under this original employment agreement, the Company agreed to pay Mr. Rabin a performance bonus of not less than $144,000 (30% of base salary) and not more than $720,000 (150% of base salay) annually, with the actual amount to be determined by the Compensation Committee and payable by the Company quarterly on a pro rata basis, based on the performance of Mr. Rabin and the Company, with reference to performance goals and/or metrics established by the Compensation Committee in consultation with Mr. Rabin. Such performance goals and/or metrics had not been established at the time of the grant of Mr. Rabin’s $207,692 bonus, and Mr. Rabin’s bonus of $207,692 was calculated based on 150% of his base salary (the maximum amount payable under the original employment agreement) from the period December 24, 2010 through March 31, 2011. Pursuant to Mr. Rabin’s amended and restated employment agreement, dated July 1, 2011, the Company awarded Mr. Rabin a retention bonus on August 5, 2011 of $41,667. On July 1, 2011, (1) 10,000,000 restricted shares of common stock (2) a non-qualified option to purchase 10,000,000 shares of common stock with an exercise price per share equal to the fair market value on the date of grant, (3) a non-qualified option to purchase 5,000,000 shares of common stock with a price per share equal to $0.30; and (4) a non-qualified option to purchase 5,000,000 shares of common stock with a price per share equal to $0.45 were granted to Mr. Rabin. Bonuses and options were awarded to Mr. Rabin in accordance with his original and his amended and restated employment agreement, as applicable.

United States Securities and Exchange Commission
September 4, 2012

On January 10, 2011, the Company granted Dr. Lanza 1,783,333 options with a share price equal to the Company’s stock price as of the closing trading date the Agreement was signed. On July 1, 2011, the Company granted Dr. Lanza (1) 15,000,000 restricted shares of common stock , and (2) a non- qualified option to purchase 15,000,000 shares of common stock with an exercise price equal per share equal to the Company’s stock price as of the close of trading date the Agreement was signed.

The Company will amend the 10-K to revise the description of Mr. Rabin’s employment agreement as follows:

Effective July 1, 2011, the Company entered into an amended and restated employment agreement with Gary H. Rabin (the “Rabin Agreement”). Pursuant to the Rabin Agreement, the parties agreed as follows:

•	Mr. Rabin will serve as the Company’s chief executive officer and chief financial officer for a term commencing on July 1, 2011 until December 31, 2013 (subject to earlier termination as provided therein).

•	The Company will pay Mr. Rabin a base salary of $500,000 per year, through December 31, 2011, which amount shall increase at the end of each year of the Rabin Agreement, by an amount determined by the board, but by not less than 5% per year.

•	The Company agreed to pay Mr. Rabin a retention bonus of $41,667 within 10 days of execution of the Rabin Agreement. The retention bonus was paid on August 5, 2011.

•	The Company shall pay Mr. Rabin an annual incentive bonus, which will be calculated by reference to the 10-day volume weighted average price (“VWAP”) of the Company’s common stock, determined as follows:

The VWAP will be measured at June 30, 2011 (the “June 30 VWAP”), December 31, 2011 (the “2011 VWAP”), December 31, 2012 (the “2012 VWAP”), and December 31, 2013 (the “2013 VWAP”), and the amount of the incentive bonus for a given year shall be as follows:

For 2011, (x) if the 2011 VWAP is less than 150% of the June 30 VWAP (the “2011 Baseline”), the incentive bonus shall be zero; (y) if the 2011 VWAP is at least 150% of the 2011 Baseline but less than 200% of the 2011 Baseline, the incentive bonus shall be $200,000; and (z) if the 2011 VWAP is at least 200% of the 2011 Baseline, the incentive bonus shall be $450,000.

For 2012, (x) if the 2012 VWAP is less than 150% of the higher of the June 30 VWAP or the 2011 VWAP (such higher VWAP, the “2012 Baseline”), the incentive bonus shall be zero; (y) if the 2012 VWAP is at least 150% of the 2012 Baseline but less than 200% of the 2012 Baseline, then the incentive bonus shall be $500,000; and (z) if the 2012 VWAP is at least 200% of the 2012 Baseline, then the incentive bonus shall be $1,000,000.   For 2013, (x) if the 2013 VWAP is less than 150% of the higher of the June 30 VWAP or the 2012 VWAP (such higher VWAP, the “2013 Baseline”), the incentive bonus shall be zero; (y) if the 2013 VWAP is at least 150% of the 2013 Baseline but less than 200% of the 2013 Baseline, then the incentive bonus shall be $500,000; and (z) if the 2013 VWAP is at least 200% of the 2013 Baseline, then the incentive bonus shall be $1,000,000.

United States Securities and Exchange Commission
September 4, 2012

•	The Company shall pay Mr. Rabin a performance bonus in amount (not less than $100,000 per year) to be determined by the Compensation Committee of the Board of Directors.

•	The Company agreed to issue to Mr. Rabin, upon execution of the Rabin Agreement, (i) 10,000,000 shares of common stock, (ii) an option to purchase 10,000,000 shares of common stock with an exercise price equal to fair market value on the date of grant, (iii) an option to purchase 5,000,000 shares of common stock with an exercise price of $0.30, and (iv) an option to purchase 5,000,000 shares of common stock with an exercise price of $0.45. The options will vest, and the shares will no longer be subject to the Company’s right to repurchase for aggregate consideration of $1.00, in equal installments on the last day of each calendar quarter commencing on July 1, 2011 and ending on December 31, 2013.

•	If Mr. Rabin’s employment under the Rabin Agreement were to be terminated by the Company without Cause (as defined therein), or if Mr. Rabin resigns for Good Reason (as defined therein), the Company will pay Mr. Rabin (in addition to unpaid base salary, performance bonus and incentive bonus to the date of termination), a lump sum equal to the aggregate installments of base salary in effect on the date of termination and otherwise payable in respect of the period commencing on the date immediately subsequent to the date of termination and ending on the earlier to occur of the first anniversary of such date and December 31, 2013.

Cause is defined under the employment agreement as:

•	an act or acts of fraud or dishonesty undertaken by Mr. Rabin during the course of his employment;

•	misconduct by Mr. Rabin that is willful or deliberate on Mr. Rabin’s part and that, in either event, is materially injurious to Company, monetarily or otherwise;

•	the indictment, formal charge, conviction of Mr. Rabin of, or Mr. Rabin entering of a plea of nolo contendere to, a misdemeanor involving fraud, theft, dishonesty or moral turpitude or a felony, or Mr. Rabin’s debarment by the U.S. Food and Drug Administration from working in or providing services to any pharmaceutical or biotechnology company; or

•	the material breach of any terms and conditions of the Rabin Agreement by Mr. Rabin, which failure or breach has not been cured by Mr. Rabin within 30 days after written notice thereof to Mr. Rabin from Company; or Mr. Rabin’s failure to perform his duties or follow the lawful directions of the Board, which failure has not been cured by Mr. Rabin within 30 days after written notice thereof to Mr. Rabin from the Company

Good Reason is defined in the Rabin Agreement as:

(i)          any removal of Mr. Rabin from, or any failure to nominate or re-elect Mr. Rabin to, his current office and/or as the Chairman of the Board, except in connection with the termination of Mr. Rabin’s employment for death, disability or Cause;

(ii)         the failure of Company to obtain the assumption of the Rabin Agreement by any successor to the Company;

(iii)        in the event of a Change in Control (as defined in the Employment Agreement):

a.        (1) any reduction  in Mr. Rabin's then-current base salary or any material reduction in Mr. Rabin's comprehensive benefit package (other than changes, if any, required by group insurance carriers applicable to all persons covered under such plans or changes required under applicable law), without Mr. Rabin’s prior written consent, or (2) the assignment to Mr. Rabin of duties that represent or constitute a material adverse change in Mr. Rabin's position, duties, responsibilities and status with Company immediately prior to a Change in Control, without Mr. Rabin’s prior written consent, or (3) a material adverse change in Mr. Rabin's reporting responsibilities, titles, offices, or any removal of Mr. Rabin from, or any failure to re-elect Mr. Rabin to, any of such positions; except in connection with the termination of Mr. Rabin’s employment for Cause, upon the disability or death of Mr. Rabin, or upon the voluntary termination by Mr. Rabin;

b.       the relocation of Mr. Rabin’s place of employment from the location at which Mr. Rabin was principally employed immediately prior to the date of the Change in Control to a location more than 50 miles from such location, without Mr. Rabin’s prior written consent; or

c.       the failure of any successor to Company to assume and agree to perform Company's obligations under the Rabin Agreement; or

(iv)         the material breach of any terms and conditions of the Rabin Agreement by the Company.

United States Securities and Exchange Commission
September 4, 2012

A Change in Control is defined in the Rabin Agreement as (1) a sale of all or substantially all of the Company's assets, or (2) any merger, consolidation or other business combination transaction of the Company with or into another corporation, entity or person, other than a transaction in which the holders of at least a majority of the shares of voting capital stock of the Company outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of the Company (or the surviving entity) outstanding immediately after such transaction, or (3) the direct or indirect acquisition (including by way of a tender or exchange offer) by any person, or persons acting as a group, of beneficial ownership or a right to acquire beneficial ownership of shares representing a majority of the voting power of the then outstanding shares of capital stock of the Company.

Pursuant to the terms of the Rabin Agreement, if Mr. Rabin had been terminated without Cause or had resigned for Good Reason on December 31, 2011, Mr. Rabin would have been entitled to (i) subject to Mr. Rabin executing a general release, within 60 days of December 31, 2011, a lump sum payment of $500,000 (equal to the annual base salary then in effect), and (ii) reimbursement of Mr. Rabin on a month-to-month basis of an amount equivalent to Mr. Rabin’s and Mr. Rabin’s spouse and dependent’s COBRA payments for up to 18 months following the date of termination if Mr. Rabin were to properly elective COBRA coverage, or for the maximum COBRA term allowable by then applicable law for coverage of Mr. Rabin, and his spouse and dependents, for an estimated $20,000 in reimbursements over 18 months.

2.	We note that you have omitted the Grants of Plan-based Award table required under Item 402(d) of Regulation S-K, despite your payment of plan-based annual incentive awards, plan-based stock awards, and plan-based option awards to NEOs in 2011. We also note that in our prior comment letter dated July 28, 2010, we similarly highlighted your omission of the Grants of Plan-based Award table from your Form 10-K for 2009. Please provide proposed disclosure to be included in an amendment to Form 10-K that includes the Grant of Plan-based Awards table and the disclosure required under Item 402(d) of Regulation S-K.

Response:

The Company will amend the 10-K to add the following disclosure following the outstanding equity awards table section.

The following table sets forth information regarding stock option awards to our named executive officers under our stock option plans for the year ended December 31, 2011:

									All other
								All other	option		Grant
								stock	awards:		date fair
								awards	Number	Exercise	value of
		Estimated future payouts under non-			Estimated future payouts under			Number	of	or base	stock and
		equity			equity			of shares	securities	price of	option
		incentive plan awards			incentive plan awards			of stock	underlying	option	Grant
Name and Principal	Grant	Threshold	Target	Maximum	Threshold	Target	Maximum	or units	options	awards	awards
Position	Date	($)	($)	($)	($)	($)	($)	(#)	(#)	($/Sh)(1)	($)(2)

Gary Rabin
Chief Executive Officer and Chairman	7/1/2011	—		2,000,000	—	—	—	—	—	—	—
	7/1/2011	100,000		—	—	—	—	—	—	—	—

	7/1/2011	—		—	—	—	—	10,000,000	—	—	1,850,000
	7/1/2011	—		—	—	—	—	—	10,000,000	0.185	1,749,065
	7/1/2011	—		—	—	—	—	—	5,000,000	0.30	860,963
	7/1/2011	—		—	—	—	—	—	5,000,000	0.45	847,515
					—
Robert P. Lanza, M.D.,	8/8/2011	—		—	—	—	—	15,000,000	—	—	2,356,500
Chief Scientific Officer	8/8/2011	—		—	—	—	—	—	15,000,000	0.157	2,222,645

(1)	Valued based on the closing price of the Company’s common stock on the date of grant.

United States Securities and Exchange Commission
September 4, 2012

(2)	The aggregate fair value of the stock option awards were calculated as of the grant date utilizing the Black-Scholes option-pricing model and in accordance with FASB ASC Topic 718. The assumptions used in the Black-Scholes option-pricing model are disclosed in Note 8 to the financial statements included in this Annual Report on Form 10-K for the fiscal year ended December 31, 2011.

3.	We note that your CEO and Chief Scientific Officer would receive compensation in the event of termination or change in control under their respective employment agreements. Please provide proposed disclosure to be included in an amendment to Form 10-K that includes the following information as required by Item 402(j) of Regulation S-K:

• Explanation of the specific circumstances or events that would trigger payment to your CEO and CSO (e.g., describe what events would constitute termination without cause and termination following change in control); and,

• Quantification of the estimated payments that would be provided to your CEO and CSO under each covered circumstance assuming that the triggering events took place on the last business day of your last completed fiscal year.

Response:

Please refer to the response to comment 1 above for the Company’s proposed revisions to the description of Mr. Rabin’s employment agreement.

The Company will amend the 10-K to revise the description of Dr. Lanza’s employment agreement as follows:

Effective July 1, 2011, the Company entered into an amended and restated employment agreement with Robert Lanza (the “Lanza Agreement”). Pursuant to the Lanza Agreement, the parties agreed as follows:

•	Dr. Lanza will continue serve as the Company’s chief scientific officer for a term commencing on July 1, 2011 until September 30, 2013 (subject to earlier termination as provided therein, and extension by mutual written agreement).

•	The Company will pay Dr. Lanza a base salary of $440,000 per year, which amount shall increase at the end of each year of the Lanza Agreement, by an amount determined by the board, but by not less than 5% per year. The Company may also pay Dr. Lanza annual bonuses in the Company’s sole discretion.

•	The Company agreed to issue to Dr. Lanza, upon execution of the Lanza Agreement, (i) 15,000,000 shares of common stock (of which 6,000,000 shares will vest on the date of grant, with the balance of 9,000,000 shares vesting in equal installments on the last day of each month commencing on January 31, 2012 and ending on September 30, 2013), (ii) an option to purchase 15,000,000 shares of common stock with an exercise price equal to the closing price on the date of execution (of which 6,000,000 options will vest on the date of grant, with the balance of 9,000,000 options vesting in equal installments on the last day of each month commencing on January 31, 2012 and ending on September 30, 2013).

•	If Dr. Lanza’s employment under the Lanza Agreement were to be terminated by the Company without Cause (as defined in the Lanza Agreement), or if Dr. Lanza resigns for Good Reason (as defined in the Lanza Agreement the Company will pay Dr. Lanza severance equal to one year base salary.

United States Securities and Exchange Commission
September 4, 2012

Cause is defined in the Lanza Agreement as A) Dr. Lanza being convicted of or pleading guilty (or no contest) to a felony or fraud, or Dr. Lanza’s violation of any criminal or civil law relating to, or that materially impacts, the Dr. Lanza's performance of his duties, (B) Dr. Lanza’s debarment, if caused by his own actions, by the United States Food and Drug Administration from working in or providing services to any pharmaceutical or biotechnology company; (C) Dr. Lanza’s material breach of the Lanza Agreement or the material failure of Dr. Lanza to properly perform Dr. Lanza’s job responsibilities, but only if Dr. Lanza did not correct (if reasonably capable of correction) such breach or failure within 30 days of written notification to Dr. Lanza by the Company of such breach or failure; or (D) commission of any act of gross fraud or misconduct with respect to the Company.

Good Reason is defined in the Lanza Agreement as A) the termination of Dr. Lanza's employment by Dr. Lanza because of a material diminution in the duties of Dr. Lanza at the direction of the Company after written notice from Dr. Lanza to the Company of the specific duties and material changes in Dr. Lanza's duties to which he objects, the reasons for his objections, and his intent to terminate his employment because of such material changes, said written notice to be served on the Company by Dr. Lanza within ninety (90) days of Dr. Lanza's knowledge of such alleged material changes, and the Company's failure to modify within thirty (30) days of the written notice the duties to Dr. Lanza conform to those duties currently in existence for the previous 90 days; (B) the termination of Dr. Lanza’s employment by Dr. Lanza because of a material breach of the Lanza Agreement by the Company after written notice from Dr. Lanza to the Company of the specific material breach asserted by Dr. Lanza, said written notice to be served on the Company by Dr. Lanza within ninety (90) days of Dr. Lanza’s knowledge of such alleged material breach, and the Company's failure to cure such breach within thirty (30) days of the written notice; or (C) the termination of Dr. Lanza’s employment by Dr. Lanza because of the relocation by Company by more than fifty (50) miles of Dr. Lanza’s place of employment without his consent, provided that Dr. Lanza provides written notice to Company of the intention to terminate employment as the result of such relocation within thirty (30) days following the date on which Dr. Lanza is given notice of the proposed relocation and the Company fails to remedy the situation within thirty (30) days of the written notice from Dr. Lanza (it being understood that Dr. Lanza will not be required to relocate temporarily in order to exercise this right) (the sale of the Company or any other change in control of the Company shall not, in and of itself, constitute a material diminution in duties of the Dr. Lanza under (A) above; and (E) the termination by the Company of Dr. Lanza’s employment as a result of a Change of Control.

Change of Control has the same definition under the Lanza Agreement as it has under the Rabin Agreement.

Pursuant to the terms of the Lanza Agreement, if Dr. Lanza had been terminated without Cause or had resigned for Good Reason on December 31, 2011, Dr. Lanza would have been entitled to total payments of $440,000 (equal to the annual base salary then in effect), payable in regular semi-monthly installments during the twelve (12) months immediately following the termination of Dr. Lanza’s employment with the Company.

United States Securities and Exchange Commission
September 4, 2012

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Investment In Joint Venture, page F-12

4.	Please tell us how you complied with ASC 323-10-35 in accounting for your investment in SCRMI. Please address the following:

•	How you accounted for your contribution of the use of leased facility, equipment and personnel and the authoritative literature you relied on that supports your accounting; and
•	Confirm to us that you made no other payments to SCRMI in 2009, 2012 and 2011 other than the $820,000 payments in 2011, and that you otherwise did not fund losses in those years and are not liable for any of SCRMI’s debt directly or indirectly.

Response:

Initial Measurement

ASC 323-10-30-2 states the following, “Except as provided in the following sentence, an investor shall measure an investment in the common stock of an investee (including a joint venture) initially at cost in accordance with the guidance in Section 805-50-30.” The joint venture agreement states that the Company’s purchase price consists of the following:

(a)	The ongoing, uninterrupted use during the remainder of the current term (i.e. through April 30, 2010) of the existing sublease between the Company and Invitrogen (Worcester, MA facility) of and access to certain facilities of the Company, or in the event of termination of the sublease prior to the expiration of its term, then the Company will arrange for use of a suitable replacement facility for the work of Stem Cell & Regenerative Medicine International, Inc. (“SCRMI”) to continue.
(b)	The ongoing, uninterrupted use and access to certain equipment owned by the Company for 3 years following the effective date of the purchase agreement (December 1, 2008).
(c)	The execution by the Company of releases of payroll obligations of certain of the Company’s research employees and scientists. These employees have been released from employment at the Company and have been hired by SCRMI. Thus SCRMI is responsible for the payment of their payroll.

The Company calculated the value of subpart (a) above by allocating 33% of the base rent of its subleased facility at Worcester, MA to the joint venture, for the period from December 1, 2008 through April 30, 2010. The Company determined that 33% was a reasonable estimate of the space at this facility for the joint venture based on the number of employees utilizing the leased space to perform work for SCRMI compared to the total number of R&D employees. Total future rents allocated to the joint venture for the period from December 1, 2008 through April 30, 2010 were $116,604.

The Company calculated the value of subpart (b) above by allocating 33% of all of the Company’s R&D fixed asset future depreciation to SCRMI. The Worcester, MA facility is the only location where the Company’s R&D takes place. Consistent with the employees utilizing approximately 33% of the space at that facility, the Company allocated this proportion of fixed asset usage to the joint venture. Further, the joint venture also has access to use non-R&D fixed assets. The Company determined that approximately 75% of all non-R&D fixed assets on the Company’s balance sheet are at the Worcester facility (the remaining 25% are at the Company’s Los Angeles, CA site – the only other location where the Company operates). Therefore, the Company allocated 33% of all its R&D fixed asset future depreciation (usage) through November 30, 2010 (3 years after effective date of the purchase agreement) to the joint venture, and 24.75% (33% * 75%) of all non R&D fixed asset future depreciation (usage) through November 30, 2010 to the joint venture. Total future depreciation allocated to the joint venture for the period from December 1, 2008 through November 30, 2010 was $129,526.

United States Securities and Exchange Commission
September 4, 2012

No value was assigned to the employees as they were hired by and paid directly by SCRMI.

On the date of acquisition, the Company recorded an investment in joint venture of $246,130 ($116,604 + $129,526) and a corresponding liability of $246,130 which represents the future use of the facility and the equipment.

Subsequent Measurement

ASC 323-10-35-4 states the following, “Under the equity method, an investor shall recognize its share of the earnings or losses of an investee in the periods for which they are reported by the investee in its financial statements rather than in the period in which an investee declares a dividend. An investor shall adjust the carrying amount of an investment for its share of the earnings or losses of the investee after the date of investment and shall report the recognized earnings or losses in income. An investor’s share of the earnings or losses of an investee shall be based on the shares of common stock and in-substance common stock held by that investor.”

ASC 323-10-35-19 through 22 reads as follows:

35-19 An investor's share of losses of an investee may equal or exceed the carrying amount of an investment accounted for by the equity method plus advances made by the investor. An equity method investor shall continue to report losses up to the investor's investment carrying amount, including any additional financial support made or committed to by the investor. Additional financial support made or committed to by the investor may take the form of any of the following:

a. Capital contributions to the investee

b. Investments in additional common stock of the investee

c. Investments in preferred stock of the investee

d. Loans to the investee

e. Investments in debt securities (including mandatorily redeemable preferred stock) of the investee

f. Advances to the investee.

35-20 The investor ordinarily shall discontinue applying the equity method if the investment (and net advances) is reduced to zero and shall not provide for additional losses unless the investor has guaranteed obligations of the investee or is otherwise committed to provide further financial support for the investee.

35-21 An investor shall, however, provide for additional losses if the imminent return to profitable operations by an investee appears to be assured. For example, a material, nonrecurring loss of an isolated nature may reduce an investment below zero even though the underlying profitable operating pattern of an investee is unimpaired.

35-22 If the investee subsequently reports net income, the investor shall resume applying the equity method only after its share of that net income equals the share of net losses not recognized during the period the equity method was suspended.

United States Securities and Exchange Commission
September 4, 2012

Per the ASC guidance above, the Company decreased the value of the equity investment in the joint venture each quarter based on its share of SCRMI’s losses and reduced the deferred joint venture obligation each quarter. The balance at December 31, 2011 is $0 for both the equity in investment and the deferred joint venture obligation.  Since the Company has neither guaranteed the obligations of the joint venture nor committed to provide further financial support to the investee, and it is not assured that the joint venture will return to profitable operations, the Company has discontinued applying the equity method as the investment was reduced to zero and shall not be provided for additional losses.

The Company confirms that no other payments were made to SCRMI in 2009, 2011 and 2012 other than the $820,000 payments in 2011, and that the Company otherwise did not fund losses in those years and are not liable for any of SCRMI’s debt directly or indirectly.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very truly yours,

/s/ Gary Rabin